October 3, 2019

Gerald Ellenburg
Chairman and Chief Executive Officer
ERC Homebuilders 1, Inc.
2738 Falkenburg Road South
Riverview, FL 33578

       Re: ERC Homebuilders 1, Inc.
           Amendment 3 to Offering Statement on Form 1-A
           Filed August 20, 2019
           File No. 24-10987

Dear Mr. Ellenburg:

       We have reviewed your amended offering statement and have these additional comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1. According to the Results of Operations section, monthly operating expenses approximating $80,000 per month, accrued monthly operating expenses, and interest on accrued monthly operating expenses, will be paid to ERC Parent starting at the commencement of this offering. If these expenses will be paid from the proceeds of this offering, please clarify in the Use of Proceeds section.
2. We note your response to Comments one and two in our July 30, 2019 letter. We remain concerned that ERC Parent should be listed as a co-issuer and that the Operating
       Subsidiaries' offerings should be aggregated. Please tell us how the Operating
       Subsidiaries' offerings are distinct investment opportunities. In your response, address the following:

           tell us what costs are included in the "indirect capitalized costs" that will be
           "reimbursed proportionally to the entity to which they relate." See page 29 of the
           Offering Circular and Section 5(ii) of the Management Services Agreement. We also
 Gerald Ellenburg
ERC Homebuilders 1, Inc.
October 3, 2019
Page 2
              note your statement on page 37 of the Offering Circular that "ERC Homebuilders 1 and ERC Homebuilders 2 will reimburse ERC Parent for the services of the officers in accordance with the Management Services Agreement;" however, the
              Management Services Agreement does not explicitly address the officers'
              compensation.

              that ERC Parent will license to the Operating Subsidiaries the intellectual property and business concepts and design necessary to develop single family home communities for lease or sale on the locations that the Operating Subsidiaries acquire.

              that the Operating Subsidiaries rely on the same management team from ERC Parent and the boards of the Operating Subsidiaries are composed of the directors and officers of ERC Parent.

              that, because of your lack of revenue, proceeds from the offering will be paid directly to ERC Parent, including for monthly operating expenses approximating $80,000 per month, accrued monthly operating expenses, interest on accrued monthly operating expenses, and a $80,000 monthly management fee.

3. We note your risk factor disclosure on page 12 that "[t]he company intends to secure mortgage financing to fund up to 70% of its first Florida developments and plans to use debt financing to develop and construct subsequent Build-For-Rent properties." Please advise how the Operating Subsidiaries intend to obtain mortgage financing given their limited capital and assets, including whether ERC Parent will be responsible for obtaining such financing and whether ERC Parent will serve as a guarantor.
        You may contact Ameen Hamady at (202) 551-3891 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at (202) 551-3728 or Sherry Haywood at
(202) 551-3345
with any other questions.



FirstName LastNameGerald Ellenburg                             Sincerely,
Comapany NameERC Homebuilders 1, Inc.
                                                               Division of
Corporation Finance
October 3, 2019 Page 2                                         Office of Real
Estate & Construction
FirstName LastName